UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 20, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk receives positive 17-2 vote from FDA Advisory Committee that Victoza® provides substantial evidence of cardiovascular risk reduction in patients with type 2 diabetes

Bagsværd, Denmark, 20 June 2017 - Novo Nordisk today announced that the Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) of the US Food and Drug Administration (FDA) has completed its meeting regarding the supplemental New Drug Application (sNDA) for inclusion of the data from the cardiovascular outcomes trial LEADER in the label for Victoza® (liraglutide).

The discussions at the Advisory Committee meeting were based on data from the LEADER trial, which involved more than 9,300 people with type 2 diabetes at high risk of major cardiovascular events.

The Advisory Committee voted 19-0 in favour of Victoza® on the question: "Do the results of LEADER establish that use of Victoza® in patients with type 2 diabetes is not associated with excess cardiovascular risk?"

The Advisory Committee voted 17-2 in favour of Victoza® on the question: "Does the LEADER trial provide the substantial evidence needed to establish that Victoza® (liraglutide 1.8 mg) reduces cardiovascular risk in patients with type 2 diabetes?"

"Cardiovascular disease is the number one cause of death for people with type 2 diabetes," said Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. "With the positive vote today, we are excited to be one step closer towards a cardiovascular indication for Victoza® to reduce the risk of cardiovascular events in people with type 2 diabetes. We look forward to working with the FDA to include the important results from the LEADER trial in the Victoza® label."

The supplemental New Drug Application for Victoza® was submitted to the FDA in October 2016 and regulatory feedback in the US is expected in Q3 2017. In Europe, a Type II Variation application was submitted to the European Medicines Agency (EMA) in October 2016.

Conference call

On 21 June 2017 at 8.00 am CEST (2.00 am EDT), Novo Nordisk will host a conference call for investors. Investors will be able to listen in via a link on the investor section of novonordisk.com/investors.

About advisory committees

FDA advisory committees are panels of independent experts who advise the FDA on specific questions raised by the FDA as they consider regulatory decisions. The FDA is not bound by the committee's recommendation, but it takes its advice into consideration when reviewing data concerning the safety and effectiveness of marketed or new drug applications.

About the LEADER trial

LEADER was a multicentre, international, randomised, double-blind, placebo-controlled trial investigating the long-term (3.5-5 years) effects of Victoza® (liraglutide up to 1.8 mg) compared to placebo, both in addition to standard of care, in people with type 2 diabetes at high risk of major cardiovascular events. Standard of care was comprised of lifestyle modifications, glucose-lowering treatments and cardiovascular medications.

LEADER was initiated in September 2010 and randomised 9,340 people with type 2 diabetes from 32 countries. The primary endpoint was the first occurrence of a composite cardiovascular outcome comprising cardiovascular death, non-fatal myocardial infarction or non-fatal stroke.

About Victoza®

Victoza® (liraglutide) injection is a human glucagon-like peptide-1 (GLP-1) analogue with an amino acid sequence 97% similar to endogenous human GLP-1.

Victoza® was approved in the EU in 2009 and is commercially available in more than 90 countries, treating more than 1 million people with type 2 diabetes globally. In Europe, Victoza® is indicated for the treatment of adults with type 2 diabetes to achieve glycaemic control as monotherapy, when metformin is considered inappropriate, and in combination with oral glucose-lowering medicinal products and/or basal insulin when these, together with diet and exercise, do not provide adequate glycaemic control. In the US, Victoza® was approved in 2010 as an adjunct to diet and exercise to improve blood glucose control in adults with type 2 diabetes.

Further information

Media:
Katrine Sperling	+45 4442 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Company announcement No 47 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 20, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer